August 26, 2013

Ms. Amanda Ravitz
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SuperCom Ltd.
Registration Statement on Form F-1
Filed July 3, 2013 File No. 333-189810

Dear Ms. Ravitz:

Set forth below are the responses of SuperCom Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding its Registration Statement on Form F-1 that was filed on July 3, 2013.Concurrently with this letter, the Company is submitting Amendment No. 1 to the Form F-1 Registration Statement (the “Amendment”).

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in the Staff’s letter dated July 24, 2013.  In each instance, we have repeated the Staff’s comment in italics and set forth our response in plain type below the relevant comment.

Staff Comment

1.
Please amend your filing to include all information other than that which can be omitted as provided by Rule 430A. For example, we note the blanks currently on the prospectus cover and on page 5 regarding the number of securities you are offering.

Company Response

        The Company is unable to provide the omitted information at this time.  It is currently in the process of engaging underwriters with respect to the offering and will include the omitted information at such time as in the next amendment is filed which will reflect the engagement of the underwriters.

Staff Comment

2.
Your disclosure currently indicates both that the offering will be made on a best efforts basis and that it will be underwritten.  Please revise to clarify and to include all information required by Item 9B of Form 20-F, which should be provided in response to Item 4a of Form F-1.  If the offering is to be underwritten, please clearly describe the nature of the underwriter's obligation and file your agreement or proposed form of agreement per Item 601(b)(1) of Regulation S-K.

Company Response

        We have revised the disclosure to indicate that we intend to sell our securities pursuant to an underwritten offering.  We will provide the omitted information in the next amendment, which we expect will reflect the engagement of underwriters.

Staff Comment

3.	Please file the exhibit required by Regulation S-K Item 601(b)(5).

Company Response

We will file this exhibit in the next amendment upon the engagement of underwriters.

Staff Comment

4.
Please clearly indicate below the second paragraph of text required on the Form F-1Signatures page who signed the document in the capacity of principal financial officer, controller or principal accounting officer. Refer to Instruction 1 to the Form F-1 Signatures page.

Company Response

The requested disclosure has been provided.

If you have any questions as to the contents of this letter, please contact our counsel, Steven J. Glusband at (212) 238-8605.

Thank you for your assistance.

Very truly yours, /s/ Arie Trabelsi Arie Trabelsi Chief Executive Officer